# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ScanTech AI Systems Inc., CIK 0001994624
CUSIP: 80603V104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1735 Enterprise Drive, Buford, Georgia (GA), 30518
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0001801142
Persons authorized to receive notices and communications: Stephen C. Smith, 360 Madison Avenue, 22nd Floor, New York, New York (NY), 10017, (212) 616-7700; Louis Rambo, Proskauer Rose LLP, 1001 Pennsylvania Ave. NW, Suite 600, Washington, District Of Columbia (DC), 20004, (212) 416-6800

## Reporting persons
- Seaport Global Asset Management LLC (CIK 0001801142): type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,657,973; sole dispositive power 0; shared dispositive power 16,657,973; aggregate amount beneficially owned 16,657,973 (43.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: ScanTech AI Systems Inc.
Address of issuer's principal executive offices: 1735 Enterprise Drive, Buford, Georgia (GA), 30518

## Item 2. Identity and Background
Name of person filing: Seaport Global Asset Management LLC ("Seaport")
Residence or business address: 360 Madison Avenue, 23rd Floor, New York, NY 10017
Present principal occupation or employment: The principcal business of Seaport is managing funds in connection with purchasing, holding and selling securities for investment purposes.
Criminal convictions in the last five years: During the last five years, Seaport has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Seaport has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
New York limited liability corporation.

The information required by Instruction C to Schedule 13D with respect to the members and control persons of Seaport is set forth on Schedule A to this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 2, 2025 (the "Closing"), Mars Acquisition Corp. completed a business combination (the "Business Combination") with ScanTech Idenification Beam Systems, LLC ("ScanTech"), with ScanTech surviving the merger as a subsidiary of ScanTech AI Systems Inc. (the "Issuer"). At the Closing, each issued and outstanding unit of Scantech was cancelled and exchanged for shares of common stock, par value $0.0001 per share, of the Issuer (the "Common Stock"). In connection with the Business Combination, Seaport Group SIBS LLC ("SIBS") received (i) an aggregate of 5,554,792 shares of Common Stock as a portion of the merger consideration, and (ii) warrants to purchase 3 million shares of Common Stock with an exercise price of $0.01 per share (the "Warrants") in exchange for forfeiting certain of its units of ScanTech at Closing. SIBS is managed by Seaport.

On December 31, 2024, SIBS and the Issuer entered into a senior unsecured promissory note (the "Promissory Note"), pursuant to which SIBS provided the Issuer with an investment of $1 million as transaction financing in connection with the Business Combination. SIBS elected to convert the Promissory Note into shares of Common Stock, and on February 18, 2025 received 303,951 shares of Common Stock pursuant to such conversion.

From time to time prior to the Business Combination, SIBS extended lines of credit to ScanTech (the "Credit Facilities"). At the time of the extensions of the lines of credit, SIBS entered into an agreement with ScanTech and the Issuer pursuant to which the Issuer agreed to issue to SIBS one share of Common Stock for every dollar of credit extended, resulting in the issuance by the Issuer to SIBS of an aggregate of 2,249,230 shares of Common Stock on February 28, 2025.

On March 31, 2025, the Issuer, ScanTech and SIBS entered into an Amendment to Seaport Bridge Loans, pursuant to which the parties agreed to terminate a Credit Facility in the amount of $2,250,000 provided by SIBS to ScanTech, as well as several loans provided by SIBS to ScanTech, in exchange for an aggregate of 5,350,000 shares of Common Stock that were issued to SIBS on April 17, 2025. The Amendment to Seaport Bridge Loans is described in Item 6 to this Schedule 13D, which such description is incorporated into this Item 3 by reference.

On April 2, 2025, pursuant to the Amendment to Seaport Bridge Loans, SIBS exercised the Warrants for an aggregate of 3 million shares of Common Stock.

On April 2, 2025, SIBS was issued an additional 200,000 shares of Common Stock as consideration for the termination of the Credit Facilities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Seaport acquired the Common Stock set forth in this Schedule 13D and holds its Common Stock for investment purposes.

Seaport expects to continuously review its investment in the Issuer and, depending on various factors including but not limited to, the price of the Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as Seaport deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

Seaport also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose of or distribute some or all of its Common Stock or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as the liquidity and diversification objectives.

Consistent with their investment intent, Seaport may from time to time discuss with the Issuer's management, directors, other shareholders and others, the Issuer's performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

Except as indicated herein, Seapprt, as a stockholder of the Issuer, does not have any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. Seaport may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D is incorporated herein by reference. The percentage set forth in row 13 is based on 38,614,310 shares of Common Stock outstanding as of April 23, 2025, as reported by the Issuer to Seaport directly.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as otherwise described herein, including in Item 3 of this Schedule 13D, Seaport has not effected any transaction with respect to shares of Common Stock in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The Common Stock reported in this Schedule 13D is held directly by SIBS, a pooled investment fund that is managed by Seaport. Certain unaffiliated funds have contractual or economic interests in SIBS, entitling them to share in the proceeds of any dividends on or resulting from the sale of the Common Stock in proportion to their respective interests. None of these unaffiliated funds have direct or shared voting or dispositive power over the shares held by SIBS.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Amendment to Seaport Bridge Loans

On March 31, 2025, ScanTech, the Issuer, SIBS, and Seaport SIBS LLC entered into the Amendment to Seaport Bridge Loans pursuant to which the parties thereto agreed to terminate a Credit Facility in the aggregate amount of $2,250,000 and several loan agreements between SIBS and ScanTech in the aggregate amount of $2,600,000, with all amounts under such facilities and agreements deemed paid and satisfied in full, in exchange for the issuance by the Issuer to SIBS of (i) 2,250,000 shares of Common Stock in exchange for the termination of the Credit Facility, (ii) 2,600,000 shares of Common Stock in exchange for the termination of the loan agreements, and (iii) 500,000 shares of Common Stock as consideration for entering into the Amendment.

SIBS also agreed to cause to be exercised the Warrants to purchase 3 million shares of Common Stock at an exercise price of $0.01 per share. Such exercise was carried out on April 2, 2025.

Pursuant to the Amendment, the Issuer granted to SIBS certain customary demand registration rights with respect to the shares of Common Stock held by SIBS.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment to Seaport Bridge Loans that is filed as Exhibit 1 hereto and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Seaport Bridge Loan Amendment (incorporated by reference to Exhibit 10.3 to ScanTech AI Systems Inc's Current Report on Form 8-K filed on April 1, 2025)

## Signatures
- Seaport Global Asset Management LLC: /s/ Stephen C. Smith, Stephen C. Smith, Authorized Signatory (05/08/2025)